19 February, 2008

Cadbury Schweppes announces appointment of new Chairmen for Cadbury plc and Dr Pepper Snapple Group
Inc

As previously announced, Sir John Sunderland will be retiring as Chairman of Cadbury Schweppes in mid 2008 as the Company demerges into Cadbury plc and Dr Pepper Snapple Group, Inc (DPSG).

The Board of Cadbury Schweppes plc is today delighted to announce the appointment of Roger Carr as Chairman of Cadbury plc and Wayne Sanders as Chairman of Dr Pepper Snapple Group, Inc. following the demerger.

Roger Carr is currently the Group’s Deputy Chairman and senior non-executive independent director, having joined the Cadbury Schweppes Board in 2001. The Board believes that Roger’s broad industry experience, familiarity with the financial markets and knowledge of the confectionery business will provide Cadbury plc with an excellent balance of skills to steer Cadbury plc through the next phase of its development.

Roger Carr is also Chairman of Centrica, Chairman of Mitchells and Butlers and a member of the Court of Directors of the Bank of England.

For DPSG the Chairman will be Wayne Sanders who spent 28 years at Kimberly-Clark where he served 11 years as Chairman and CEO before retiring in 2003. Mr Sanders is currently on the Board of Texas Instruments and of Belo Inc., which recently undertook a demerger of its newspaper businesses. He is also a former Board member of Adolph Coors Company and a member of the Board of Governors of Boys and Girls clubs of America.

The Board of Cadbury Schweppes believes that Mr Sanders has excellent credentials for the role as Chairman of DPSG and will help guide them through their transition from being a division of a consumer goods group into a focused and separately US-listed beverages enterprise.

The Board would like to record its thanks to Sir John Sunderland for his outstanding service to the Group.

Sir John Sunderland, Chairman, Cadbury Schweppes plc, commented: “I am delighted to be handing over stewardship of Cadbury plc to Roger Carr and Dr Pepper Snapple Group, Inc. to Wayne Sanders. Both are leading industrialists with excellent credentials tailored to meet the individual needs of our Confectionery and Americas Beverages businesses as they embark on their next phase of growth and development.

“Roger combines excellent financial, capital markets and operational credentials with a deep understanding of our brands and the consumer goods industry. As Deputy Chairman of Cadbury Schweppes plc since May 2003, Roger’s wise counsel has already proved invaluable to the Board and Executive Management Team and I am confident he will play an instrumental role in ensuring Cadbury plc’s strategy is implemented swiftly and effectively.

“Wayne has an impressive track record of delivering financial and operational improvements, innovation and market share growth from his time as Chairman and CEO of Kimberly-Clark and as a Board member of prominent US public companies. Furthermore, his familiarity with the demerger process, gained from the recent separation of Belo’s newspaper businesses, is highly relevant. His experience of, and enthusiasm for, helping businesses grow and enhance shareowner returns will be of great benefit to DPSG as it embarks on a new journey as a focused, US-listed Beverages business.”

Roger Carr, Deputy Chairman of Cadbury Schweppes plc and Chairman designate, Cadbury plc, commented “On behalf of the Board of Cadbury Schweppes I would like to thank Sir John for his enormous contribution to the growth of the Group over the last 40 years, including as CEO from 1996 to 2003 and more recently as Chairman. His strategic insight, business acumen and shareowner perspective have helped the Group build leadership positions in both confectionery and beverages, deliver value for our shareowners and establish lasting and meaningful relationships with the communities in which we live and operate.

“I am delighted to be appointed Chairman of Cadbury plc. The company has a bright future ahead of it as a focused confectionery player with strong brands, leading positions in developed and emerging markets, and an impressive track record of innovation and growth momentum.”

Wayne Sanders, Chairman designate, Dr Pepper Snapple Group, Inc., said: “I am thrilled to be joining Dr Pepper Snapple at such an exciting time in the company’s history. The business has a strong, diverse portfolio of household name brands loved by the consumer with enviable market shares and a unique, integrated business model. I am confident it has a bright future for employees and shareowners alike.”

Ends

Images relating to this press release are available to download on the following link: http://www.cadburyschweppes.com/EN/MediaCentre/ImageLib/

For further information:

Cadbury Schweppes plc	+ 44 20 7409 1313 http://www.cadburyschweppes.com

Capital Market Enquiries Sally Jones Mary Jackets	+44 20 7830 5124
Media Enquiries Cadbury Schweppes Katie Bolton Katie Bell	+44 20 7830 5011
The Maitland Consultancy Angus Maitland	+ 44 20 7379 5151

Philip Gawith

Biographies:

Roger Carr, age 61

Roger Carr is an experienced industry leader, having held positions as both a Chairman and Chief Executive of other FTSE 100 companies, including as CEO of Williams plc (1994-2000) and Chairman of Thames Water (1998-2000) and Chubb plc (2000-2002).

Mr Carr is currently non-executive Chairman of Centrica plc, non-executive Chairman of Mitchells & Butlers plc and a non-executive Director of the Bank of England Court of Directors. He is also a Senior Adviser to Kohlberg Kravis Roberts Co. Ltd and a Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce.

Wayne R. Sanders, age 60

Wayne Sanders has extensive experience in the consumer goods industry. He is the former Chairman of the Board and Chief Executive Officer of Kimberly-Clark Corporation, having joined the company as a Senior Financial Analyst in 1975 and has also served on the board of Adolph Coors Company. During his tenure as Chairman and Chief Executive Officer at Kimberly-Clark the group’s revenues and operating profits more than doubled.

Mr. Sanders is currently a member of the board of directors of Texas Instruments and Belo Inc. He is also a member of the Board of Governors of Boys and Girls clubs of America and a former Trustee of Marquette University.

Notes:

1. About Cadbury Schweppes

Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Cadbury plc

Our goal is to leverage our scale and advantaged positions to maximise growth and returns by:

•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;

•	Driving cost and efficiency gains to increase margins; and

•	Continuing to invest in capabilities to support our growth and efficiency agendas.

Financial Scorecard
Our ambition to maintain revenue growth while improving margins and returns is reflected in our new financial scorecard for the 2008 to 2011 period:

•	Annual organic revenue growth of 4-6%

•	Total confectionery share gain

•	Mid teens trading margin by 2011

•	Strong dividend growth

•	Efficient balance sheet

•	Growth in return on invested capital

3.	About Dr Pepper Snapple Group, Inc.

Dr Pepper Snapple Group, Inc (DPSG). is a leading brand owner, bottler and distributor of beverages in the North America market. It is the market leader in the flavoured carbonates soft drinks segment in the US and the number three liquid refreshment beverage business in North America.

The business operates in four segments:
— — — —	Beverage concentrates Finished goods Bottling Group Mexico and the Caribbean

Approximately 75% of DPSG’s volumes are generated by brands which hold either the number one or number two positions in their respective markets. Leading brands include Dr Pepper, Sunkist, 7 UP, A&W, Canada Dry, Schweppes, Snapple, Mott’s, Hawaiian Punch and Clamato.